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PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-49213

REPORT FOR THE PERIOD BEGINNING **January 1, 2018** AND ENDING **December 31, 2018**

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Research Brokerage Services, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 S. Raymond Avenue, Suite 200

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Pasadenda   **CA**   **91105**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P Odell   626-844-1440

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 Northridge   **CA**   **91324**

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 1 4 2019

Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, John P Odell _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Research Brokerage Services, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARACELI ROSALES
Notary Public – California
Los Angeles County
Commission # 2191959
My Comm. Expires Apr 15, 2021

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 4 day of February, 2019 by
John P Odell _____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Araceli Rosales

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Capital Research Brokerage Service, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Research Brokerage Service, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 11, 2019



☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com ⊕

Capital Research Brokerage Services, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	15,318
Prepaid expense		1,577
Total assets	$	16,895

Liabilities and Member's Equity

Liabilities

Total liabilities	$	-

Member's equity

Member's equity		16,895
Total member's equity		16,895
Total liabilities and member's equity	$	16,895

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions income	$	64,585
Total revenues		64,585
Expenses		
Occupancy and equipment rental		33,105
Taxes, other than income taxes		2,487
Administrative expenses - related parties		15,000
Other operating expenses		16,155
Total expenses		66,747
Net income (loss) before income tax provision		(2,162)
Income tax provision		800
Net income (loss)	$	(2,962)

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Member's Equity
Balance at December 31, 2017	$ 19,857
Net income (loss)	(2,962)
Balance at December 31, 2018	$ 16,895

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:

Net income (loss)		$ (2,962)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense	$ 334	
Total adjustments		334
Net cash provided by (used in) operating activities		(2,628)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(2,628)
Cash at beginning of year		17,946
Cash at end of year		$ 15,318

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Capital Research Brokerage Services, LLC (the "Company") was organized as a California Limited Liability Company ("LLC") on November 12, 1997. In May 2000, the Company acquired The Oakwood Group of Michigan, LLC., a broker/dealer organized on February 14, 1996, in the State of North Carolina as a Limited Liability Company. The surviving company maintained the broker/dealer under the name Capital Research Brokerage Services, LLC. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, the Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MRSB").

The Company is affiliated through common ownership with Arroyo Investment Group ("AIG") and Capital Research & Consulting, LLC ("CRC")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, mutual fund distributor, broker or dealer selling variable life insurance or annuities, and sale of Section 529 plans.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore, in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company utilizes certain fully depreciated fixed assets, consisting of office furniture and office equipment with original cost amounting to approximately $12,000 and $5,000, respectively.

Commission revenue are recognized in the period earned. The Company also earns trailing commissions which are variable and unpredictable in nature. Trailing commissions are generally recorded at the time they are received due to their variability.

Capital Research Brokerage Services, LLC
Notes to Financial Statements
December 31, 2018

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected to be a California Limited Liability Company and, as a consequence, no provision for Federal Income Taxes is included in these financial statements. However, the company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2018, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	-
Total income tax provision	$ 800

Note 3: RELATED PARTY TRANSACTIONS

On April 29, 2004, the Company entered into a "shared expense" agreement in complying with FINRA and SEC rules and regulations. The agreement is between the Company, Arroyo and CRC. Under the agreement, the Company maintains its operations utilizing the office space and staff of another company, and will record monthly fees for facilities, administration, advisory services, and other fees. For the year ended December 31, 2018, a total amount of $48,105 was paid to these affiliates.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated statement of financial condition and on net capital.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $15,318 which was $10,318 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Capital Research Brokerage Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital

Member's equity	$ 16,895		
Total member's equity		$	16,895
Less: Non-allowable assets			
Prepaid expense	(1,577)		
Total non-allowable assets			(1,577)
Net Capital			15,318

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ -		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	10,318
Ratio of aggregate indebtedness to net capital			0:01

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

Capital Research Brokerage Sevices, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

Capital Research Brokerage Sevices, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Capital Research Brokerage Service, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Capital Research Brokerage Service, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Research Brokerage Service, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Capital Research Brokerage Service, LLC stated that Capital Research Brokerage Service, LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Capital Research Brokerage Service, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Research Brokerage Service, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 11, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Capital Research
BROKERAGE SERVICES LLC

Capital Research Brokerage Services LLC
15 S. Raymond Avenue, Suite 200
Pasadena, CA 91105

Telephone 626 844 1440
Facsimile 626 440 1319

Assertions Regarding Exemption Provisions

We, as members of management of Capital Research Brokerage Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

Capital Research Brokerage Services, LLC

By:

_____
John P Odell, Pricipal

Capital Research
BROKERAGE SERVICES LLC

Capital Research Brokerage Services LLC
15 S. Raymond Avenue, Suite 200
Pasadena, CA 91105

Telephone 626 844 1440
Facsimile 626 440 1319

February 11, 2019

Securities Exchange Commission
Registrations Branch
100 F Street, NE
Washington, D.C. 20549

Sent via Fed Ex

**Re: Audited Financials for Capital Research Brokerage Services, LLC.
CRD Broker/Dealer No. 40823**

To Whom It May Concern:

Please find enclosed one (1) copy of the annual audited financial reports as of December 31, 2018 for Capital Research Brokerage Services, LLC.

Should you have any questions, or require additional copies, please do not hesitate to contact us.

Sincerely,

J. Felicity Goldstone